SPARTA HOLDING CORP.
                              203 Pebble Beach Path
                            Riverhead, New York 11901



April 28, 2005


Via EDGAR transmission
----------------------

Mr. John Reynolds, Assistant Director,
Office of Small Business
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:  Sparta Holding Corp. ("Sparta")
                       Registration Statement on Form SB-2 (File No. 333-120691) Application for Withdrawal
                       --------------------------

Dear Mr. Reynolds:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Sparta hereby requests withdrawal of its registration statement on Form SB-2 referenced above (the "Registration Statement"). We very much appreciate the time you and the other members of the Commission's staff took in reviewing the Registration Statement. Please note that no securities have been offered or sold pursuant to the Registration Statement.

         Sparta believes that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors mandated by Rule 477(a). Sparta does not intend to pursue the Registration Statement at this time, and this sets forth the grounds for seeking withdrawal as required by Rule 477(c). Sparta anticipates filing a registration statement on Form SB-2 in the foreseeable future.

         If you should have any questions regarding this application, please contact Stuart Sieger of Ruskin Moscou Faltischek, P.C., our counsel, at (516) 663-6546.

Very truly yours,

/s/ Fred R. Schmid
------------------
Fred R. Schmid, President